Confidential Treatment Requested by Colgate-Palmolive Company

[On Colgate-Palmolive Company Letterhead]

Via Edgar and E-mail

August 16, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Rufus Decker
Accounting Branch Chief

Re:	Colgate-Palmolive Company Form 10-K for the Year Ended December 31, 2012 and Response Letter dated July 19, 2013 (File No. 1-644)

Dear Mr. Decker:

We would like to thank the Staff for the time and attention devoted to the Company's segment reporting. Following our telephone conversation on August 6, 2013, we are pleased to provide this addendum to our response letter dated July 19, 2013. As discussed more fully below, commencing with its Form 10-Q for the quarter ending September 30, 2013, the Company proposes to provide additional disclosure regarding its Asia and Africa/Eurasia operating segments and to make certain changes in its operating structure affecting its Europe and South Pacific operating segments.
Enclosed with this letter is supplemental information regarding:

•	The Company's proposed segment note to its Condensed Consolidated Financial Statements as of and for the three and nine months ended September 30, 2013, and

•
The financial information the Company proposes to file in the Current Report on Form 8-K in which it will also furnish its earnings release for the quarter ending September 30, 2013 that would be filed concurrently with its Form 10-Q for the quarter ending September 30, 2013. Such disclosure is for information purposes to provide investors with historical information on a basis consistent with its new reporting structure.

Confidential Treatment Requested by Colgate-Palmolive Company

Asia and Africa/Eurasia operating segments
As a longstanding practice, the Company differentiates its business between Developed and Emerging Markets as this is the level at which the Company develops its go-to-market strategies and makes decisions regarding resource allocations. The Company's reportable operating segments are likewise organized to align with this management structure as it takes into consideration long-term similarities in macro-economic environments and customer and consumer profiles. In line with this, the Company has long aggregated its Asia and Africa/Eurasia operating segments, which are both Emerging Markets, into a single reportable operating segment.
Given the growing importance of Emerging Markets and in order to provide investors with additional information regarding its businesses in the Emerging Markets, the Company will no longer aggregate its Asia and Africa/Eurasia operating segments into a single reportable operating segment and will separately present financial information for each of these operating segments.
Europe and South Pacific operating segments
Europe and South Pacific are both Developed Markets and as such have similar operating environments and go-to-market strategies. Developed Markets have relatively high levels of gross domestic product (GDP) with low rates of GDP and population growth and low political and economic risk. In Developed Markets, consumers have similar profiles with relatively high per capita incomes and overall standard of living and there is an established middle class. Within Developed Markets there is a higher level of trade concentration with a greater percentage of sales made to large-format retailers in the direct trade versus Emerging Markets where there is a greater percentage of sales to the indirect trade through wholesaler and distribution networks and to small-format retailers in the direct trade.
Given the similar operating environments and go-to-market strategies, prior to 2010, the Company managed Europe and South Pacific as a single operating segment with one Division President. However, due to practical challenges, this operating segment was separated into two separate operating segments with the President of Europe reporting to one of the Company's two Chief Operating Officers and the Vice President and General Manager of South Pacific reporting to the Company's Vice Chairman who was previously the Company's sole Chief Operating Officer whose responsibilities included the former Europe/South Pacific operating segment. However, due to the similar operating environments of these Developed Market businesses, the Company aggregated the Europe and South Pacific operating segments and reported them as a single reportable operating segment. This was consistent with how the Company's Chairman of the Board, President and Chief Executive Officer, who is also the Company's chief operating decision maker (CODM), viewed the business to make operating decisions, allocate resources and assess financial performance, given the relative size of the South Pacific operating segment.1
With the advent of telepresence and other technological advances, the Company believes it is now better able to overcome the practical challenges that caused it to separate the Europe and South Pacific businesses into two separate operating segments and has decided to return to its previous operating structure, managing Europe and South Pacific as a single operating segment. Accordingly Europe and South Pacific will report to a single Division President and be managed and reported as a single operating segment. This will be the level at which discrete financial information will be available to the Company's Board of Directors and its CODM to make operating decisions, allocate resources and assess financial performance. Accordingly, the CODM will no longer receive separate financial information about Europe and South Pacific.
_________________________
1 In 2010, South Pacific represented approximately 17% of the aggregated Europe/South Pacific operating segment and approximately 4% of the Oral, Personal and Home Care product segment.

Confidential Treatment Requested by Colgate-Palmolive Company

Filings
Although the Company does not anticipate filing a new registration statement prior to filing its Form 10-K for the year ending December 31, 2013, in the event that it does so, the Company would comply with Item 11(b)(ii) of Form S-3 and file audited financial statements and the related MD&A reflecting the new segment presentation.
The Company has concluded that the proposed changes in its segment reporting do not constitute a “fundamental change” as defined in Item 512 (a)(1)(ii) of Regulation S-K. Accordingly, in the event of a drawdown under its shelf registration statement, the Company is not required to file audited financial statements reflecting the revised segment presentation. However, for information purposes and to provide investors with historical information on a basis consistent with its new reporting structure the Company will recast its historical geographic segment information to conform to the new reporting structure and include such information in a Current Report on Form 8-K, the proposed content of which is set forth in the supplemental information, to be filed concurrently with the Company's Form 10-Q for the quarter ending September 30, 2013.

Confidential Treatment Requested by Colgate-Palmolive Company

In connection with its response to the Staff's comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Vice President and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

Enclosure

cc:
Ian Cook
Chairman of the Board, President and Chief Executive Officer

Victoria L. Dolan
Vice President and Corporate Controller

Leslie Overton
U.S. Securities and Exchange Commission,
Associate Chief Accountant

Lisa Etheredge
U.S. Securities and Exchange Commission,
Staff Accountant

Confidential Treatment Requested by Colgate-Palmolive Company

SUPPLEMENTAL INFORMATION

[Redacted]